Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019-6022
United States

Manuel G. Rivera
Sr. Counsel
Direct line +1 212 318 3296
manny.rivera@nortonrosefulbright.com

Tel +1 212 318 3000
Fax +1 212 318 3400
nortonrosefulbright.com

April 24, 2017
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    H. Roger Schwall
Assistant Director
Office of Natural Resources
Re:    Delek Holdco, Inc.
Amendment No. 2 Registration Statement on Form S-4
Filed April 7, 2017
File No. 333-216298
Dear Mr. Schwall:
This letter sets forth the response of Delek Holdco, Inc. (the “Company”) to the comment letter, dated April 19, 2017, of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company’s Registration Statement on Form S-4 (File No. 333-216298) (as amended by Amendment No. 1 and Amendment No. 2 thereto filed on April 7, 2017, the “Registration Statement”), and to the oral comment to the Registration Statement delivered telephonically by Lisa Krestynick of the Staff to Daniel Mark of Baker Botts L.L.P. on April 19, 2017. For your convenience, the Staff’s written and oral comments have been set forth in their entirety below. The Company’s response to each comment appears immediately after it. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs of the Staff comment letter.
This letter is being filed with the SEC concurrently with Amendment No. 3 to the Registration Statement (“Amendment No. 3”), the applicable pages of which are referred to in the Company’s responses below. In addition, courtesy hardcopies of this letter, Amendment No. 3 and a redline of Amendment No. 3 marked against Amendment No. 1 to the Registration Statement are being delivered to the Staff. Any capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 3.

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H. Roger Schwall U.S. Securities and Exchange Commission April 24, 2017 Page 2

Summary, page 15
Conditions to the Completion of the Merger, page 24

1.
We note your responses to prior comments 1 and 2 and re-issue both comments. In this regard, your disclosure and the pertinent merger agreement provision continue to allow for the possibility that the conditions requiring the tax opinions could be waived.

Response: The Company hereby advises the Staff that, although Delek and Alon have no expectation that it will be necessary to waive their respective conditions to receive the tax opinions, the disclosure has been revised to confirm that if either Delek or Alon, or both of them, waive the condition of delivery of a tax opinion and the consequences of such waiver would be material, Delek and Alon will recirculate a revised joint proxy statement/prospectus and both will resolicit their respective stockholders.  See pages 26 and 27 of Amendment No. 3.  In addition, the Company has revised the disclosure to confirm that Delek and Alon will request revised fairness opinions from their respective financial advisors in the event of a waiver of the tax opinion conditions.  See pages 26 and 27 of Amendment No. 3.
The Mergers, page 79
Background of the Mergers, page 79

2.	We note your revisions in response to prior comment 5. Please also disclose why in particular Messrs. Morris and Pery were identified as the Alon directors to be replaced.

Response: The Company has supplemented the disclosure in accordance with the Staff’s comment. See pages 85 and 86 of Amendment No. 3.
Material U.S. Federal Income Tax Consequences of the Mergers, page 207

3.
In the “tax consequences” subsections which appear at page 210, you make several identical statements -- “Assuming the receipt and accuracy” of the referenced opinion - which limit the usefulness of the disclosure in this context. You must provide executed opinions of counsel regarding the material tax consequences. In that regard, see Section III.D.3 of Staff Legal Bulletin No. 19 (“SLB19”). The letters you filed as exhibits 8.1 and 8.2 merely “confirm the opinion” included in this section. Moreover, the opinions contained in this section may not assume the accuracy of a prior, related opinion by counsel. See Section III.C.3 of SLB19. We also refer you to the first numbered comment in this letter. Please revise accordingly, and file new letter opinions as exhibits, as appropriate.

Response: The “tax consequences” subsections of the “Material U.S. Federal Income Tax Consequences” section of the Registration Statement have been revised in accordance with the Staff’s comment (including comment 1 above). See pages 13, 33 and 212 of Amendment No. 3. In addition, the tax opinion letters, revised in accordance with the Staff’s comment, have been filed as exhibits 8.1 and 8.2 to Amendment No. 3.

H. Roger Schwall U.S. Securities and Exchange Commission April 24, 2017 Page 3

Unaudited Pro Forma Condensed Combined Financial Information, page 214

4.
We note in response to prior comment 13, you added disclosure to indicate that conforming accounting adjustments not yet identified may have a material impact to the unaudited pro forma financial statements. However, we had understood from our telephone conference that you did not expect any further adjustments to be material. Please clarify your position and describe the differences in accounting policies that you have identified and for which further adjustments may be necessary once you complete your analysis and computations. We re-issue prior comment 13.

Response: The Company advises the Staff that during the due diligence process the Company has identified differences in the accounting policies of Delek and Alon. However, the Company’s analysis of these differences has not been completed, and some of the information required to complete these analyses will not be available to the Company until after the completion of the Mergers. The Company believes that these accounting policy differences would not materially impact the pro forma financial statements. The Company has identified one potential significant accounting policy difference, related to the Supply and Offtake Agreements, which could have an impact to the reclassification of Alon’s results of operations or reclassification of assets or liabilities. The Company expects the accounting policy adjustment for the Supply and Offtake Agreements could potentially result in adjustments. Due to the unavailability of data, the Company has not completed its analysis to determine the potential dollar amount of any of these changes.  However, the Company does not expect the conforming accounting adjustments, to the extent they are required, to be material to the pro forma financial statements.  The Company has revised the discussion of accounting policy differences accordingly. Please see pages 217 and 218 of Amendment No. 3.

5.
We note your response to prior comment 14 indicates that you made revisions on page 224 to clarify the extent to which you believe the presentation is consistent with the objective outlined in Rule 11-02 of Regulation S-X, which is to assist investors in analyzing your future prospects by illustrating the possible scope of the change in your historical financial position and results of operations caused by the transaction. However, we are unable to locate these revisions. We re-issue prior comment 14.

Response: In response to the Staff’s comment and our discussion with Mr. Karl Hiller of the Staff, the Company has made revisions in this section to convey that the pro forma financial statements have been prepared to assist Delek’s and Alon’s stockholders in analyzing the future prospects of the combined company, while including appropriate descriptions of the methods by which the pro forma financial statements were prepared and cautionary language concerning items that may be subject to change.  The Company has eliminated excess qualifying language, particularly where a particular point had been made but repeated.  Please see pages 217 through 219 and 224 of Amendment No. 3.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 217

6.	We note your response to comment 15 provides the calculation of pro forma depreciation and amortization expense. Please tell us how the assumptions utilized

H. Roger Schwall U.S. Securities and Exchange Commission April 24, 2017 Page 4

in your calculation of pro forma depreciation expense differ from those utilized in Alon’s calculation of depreciation expense so that we can better understand why the amounts of historical and pro forma depreciation expense are substantially different. For example, if the estimated useful lives of the acquired assets is substantially greater than the useful lives estimated by Alon, please advise and provide the underlying reasons in support of your estimates.

Response: In response to the Staff’s comment, for the year ended December 31, 2016 Alon reported depreciation and amortization expense of $145.6 million. The $145.6 million is composed of depreciation of Property Plant & Equipment (PP&E) of $111.9 million, amortization of deferred turnaround and catalysts cost of $30.9 million and amortization of intangible assets of $2.8 million. The Company advises the Staff as to three reasons why the amounts of historical and pro forma depreciation and amortization expense are substantially different:

•
The average estimated useful life of assets used by Alon is calculated to approximate 20.5 years based on the gross PP&E of $2,289.8 million divided by the recorded annual depreciation expense of $111.9 million (Alon’s gross PP&E net of accumulated depreciation was $1,366.9 million). The pro forma estimated average remaining useful life is 15 years on an estimated fair value of $1,320 million (including land of $197.5 million) which results in $74.8 million of pro forma depreciation expense. The remaining estimated useful life of PP&E used in the calculation of pro forma depreciation expense is an estimate, as the purchase price allocation is preliminary. These differences result in a reduction of Alon's historical depreciation and amortization expense of $37.1 million which is included in the pro forma depreciation adjustment of $64.5 million.

•
The pro forma depreciation adjustment assumes no deferred turnaround and catalysts amortization, as these costs are included in the fair value of refining equipment and will be depreciated over the estimated remaining useful life of 15 years. This results in a reduction of Alon's historical amortization expense of $30.9 million which is included in the pro forma depreciation and amortization adjustment amount of $64.5 million.

•	The pro forma adjustment increases amortization expense on intangible assets by $3.5 million compared to Alon's historical amortization of intangible assets, which was $2.8 million.

The Company has supplemented the disclosure in the pro forma financial statements in response to the Staff’s comment. Please see Note 3(b) of the Unaudited Pro Forma Condensed Combined Financial Statements on page 226 of Amendment No. 3.

Telephonic Comment of the Staff

1.
We note your response to prior comment #8 where components of an analysis are identified but no values are found in the board book as in the case of the Phillips 2001 reference. Please synthesize your disclosure with the board book to eliminate any gaps and to identify for the reader any data that was missing or unavailable when the analysis or analyses were performed.

H. Roger Schwall U.S. Securities and Exchange Commission April 24, 2017 Page 5

Response: The disclosure has been revised in accordance with the Staff’s comment. See page 127 of Amendment No. 3.  The reference to Phillips Petroleum Corporation/Tosco Corporation (2001) was removed from the list of selected comparable transactions because the analysis was based on FY1 estimated EBITDA and such an estimate was not available for that transaction (and therefore it was not included in the calculations supporting the analysis).

* * *
Should the Staff wish to discuss any of the responses above, please contact the undersigned at (212) 318-3296, Daniel Mark at (713) 229-1723 or Amber Ervin at (615) 721‑3715.

Very truly yours,
/s/ Manuel G. Rivera
Manuel G. Rivera

cc:	John Cannarella, U.S. Securities and Exchange Commission
Karl Hiller, U.S. Securities and Exchange Commission
Lisa Krestynick, U.S. Securities and Exchange Commission
Timothy S. Levenberg, U.S. Securities and Exchange Commission
Ezra Uzi Yemin, Delek US Holdings, Inc.
Assaf Ginzburg, Delek US Holdings, Inc.
Danny Norris, Delek US Holdings, Inc.
Amber Ervin, Esq., Delek US Holdings, Inc.
James Ranspot, Esq., Alon USA Energy, Inc.
Daniel Mark, Esq., Baker Botts L.L.P.
Gillian Hobson, Esq., Vinson & Elkins LLP
Jay Tabor, Gibson Dunn & Crutcher LLP